July 27, 2005

VIA EDGAR TRANSMISSION Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549
Re:	Grupo Radio Centro, S.A. de C.V.
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004 (File No. 1-12090)

Dear Mr. Spirgel:

By letter dated July 19, 2005, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed on June 29, 2005 by Grupo Radio Centro, S.A. de C.V. (“GRC”). GRC is submitting herewith via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced below the Staff’s comments and have provided GRC’s responses immediately below the comments.

1.

We note that you use a definition of disclosure controls and procedures that differs from the one provided in Rule 13a-15(e) of the Exchange Act. Please revise to disclose that your disclosure controls and procedures are effective in ensuring that (i) information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and (ii) information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  See Rule 13a-15(e) of the Exchange Act. Alternatively, if true, you may simply state that your disclosure controls and procedures are effective.

Larry Spirgel, p. 2

GRC respectfully disagrees with the Staff and believes that the wording of its disclosure under Item 15 is substantively identical to the wording of Rule 13a-15(e) and that no change to the disclosure is necessary to comply with the requirements of Item 15.

Nevertheless, GRC supplementally confirms to the Staff that the language below would accurately describe GRC’s response to Item 15 as of December 31, 2004 and will be included (if then true) in its annual report on Form 20-F for the year ended December 31, 2005:

Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of December 31, 2005, were effective to provided reasonable assurance that (i) information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and (ii) information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

2.

Addressing the relevant accounting literature, tell us why you believe that you are not required under US GAAP to classify the full amount of the outstanding loan balance with Scotiabank Inverlat as a current liability in your balance sheet.

GRC did not classify the full amount of the outstanding balance of its loan with Scotiabank Inverlat, S.A. (“Scotiabank Inverlat”) as a current liability in the balance sheet included in its 20-F because, as disclosed in the 20-F on page 32 and the last paragraph of Note 14 to the financial statements on page F-25, (i) GRC obtained a waiver from Scotiabank Inverlat of its non-compliance with the covenants of the loan agreement requiring GRC to maintain a certain ratio of total liabilities to EBITDA on March 31, 2005 and (ii) GRC and Scotiabank Inverlat signed an amendment to the Scotiabank Inverlat loan agreement on May 6, 2005 to increase the ratio of total liabilities to EBITDA for all periods of the year ending December 31, 2005.

As of the end of the first and second quarters of 2005, GRC has complied with the covenant as amended. As the financial condition of GRC is improving, GRC does not expect to violate this or any other financial covenant in subsequent quarters or prior to the expiration of the waiver, and thus GRC believes that the loan will mature on October 31, 2007, as provided for in the loan agreement with Scotiabank Inverlat, as amended. In accordance with SFAS 78 and the EITF 86-30, GRC is not required to classify the full amount of the outstanding loan balance with Scotiabank Inverlat as a current liability in its balance sheet.

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Larry Spirgel, p. 3

3.

Addressing paragraph 30 of SFAS 142, describe for us how you determine your reporting unit for purposes of testing goodwill for impairment. Revise your disclosure to indicate that under US GAAP goodwill is tested at the reporting unit level. In addition, addressing paragraphs 34 and 35 of SFAS 142, tell us in detail how you assigned goodwill to your reporting unit.

GRC determines its reporting unit for purposes of testing goodwill for impairment under paragraph 30 of SFAS 142.

Paragraph 30 of SFAS 142 provides that a reporting unit is either an operating segment or a component, which is one level below an operating segment. As explained below in the response to comment 4, GRC has a single operating segment, radio transmission. The 14 radio stations it operates are the components of its single operating segment. In accordance with paragraph 30 of SFAS 142, GRC groups the 14 radio station components of its operating segment together because its 14 radio stations (i) have similar economic characteristics, (ii) offer the same products and services (i.e., the production and broadcasting of musical, entertainment, news and special event programs) in the same geographic area (i.e., Mexico City), (iii) adhere to the same production processes, (iv) have the same or similar advertising clients, (v) use the same methods for distributing products and services (i.e., radio transmission) and (vi) operate in the same regulatory environment. Thus, GRC determined that it has only one reporting unit, its single operating segment that is comprised of the 14 similar radio station components.

GRC will revise its disclosure to indicate that under both U.S. and Mexican GAAP, goodwill is tested at the reporting unit level in its annual report on Form 20-F for the year ended December 31, 2005.

GRC assigned goodwill to its reporting unit in accordance with paragraphs 34 and 35 of SFAS 142. Paragraph 34 of SFAS 142 requires GRC to assign all goodwill acquired in a business combination to one or more reporting units as of the acquisition date. Because GRC has only one reporting unit, its operating segment, all goodwill was allocated to the operating segment.

4.

It appears to us that you have not provided a discussion of segment information. In this regard, we note your disclosure on page 15 that your programming strategy is to tailor the format of each of your stations to attract targeted demographic segments of the radio audience sought by advertisers. Please provide a discussion of how management monitors the financial results and operation of the business segments. For your guidance, refer to paragraph 10 of SFAS 131. In addition, since you are disclosing that you manage your radio stations as a portfolio, tell us if you aggregate your radio stations into one reportable segment. If you do, describe for us your analysis of how you determined that your operating segments meet the aggregation criteria of paragraph 17 of SFAS 131.

3

Larry Spirgel, p. 4

SFAS 131 requires that GRC report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise (i) that engage in business activities from which it earns revenues and incurs expenses, (ii) for which separate financial information is available and (iii) that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. GRC’s chief operating decision maker is its General Director.

The General Director reviews GRC’s financial information on a consolidated basis for purposes of making operating decisions and assessing financial performance. Therefore, and as noted above in the response to comment 3, GRC operates as a single operating segment: radio transmission, which it carries out through its 14 radio stations. Although GRC discloses on page 15 of the 20-F that it tailors its programming strategy at each of its stations to attract targeted demographic “segments,” the reference (as stated in the 20-F on page 15) is to the radio audiences sought by advertisers. These audiences are monitored through listener interviews for statistical purposes only, as advertisers purchase airtime based on a station’s audience and the hour of the day.

Because GRC has only one operating segment, paragraph 17 of SFAS 131 regarding aggregation of operating segments is not applicable.

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Larry Spirgel, p. 5

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GRC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 20-F and that Staff comments or changes to disclosure in response to Staff comments on the Form 20-F do not foreclose the Commission from taking any action with respect to the filing. GRC also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Larry Spirgel, p. 6

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (011) 52 55 5728 4881 or our outside counsel, Marianne C. Fiorelli or Gerald P. Neugebauer III of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000 with respect to disclosure issues, or our auditors Carlos Ancira of BDO Seidman, LLP at (713) 986-3145 or Bernardo Soto Peñafiel of BDO Hernández, Marrón y Cia., S.C. at (011) 52 55 5901 3946 with respect to accounting issues.

Very truly yours,

/s/ Pedro Beltrán Nasr
		Name:	Pedro Beltrán Nasr
		Title:	Chief Financial Officer
cc:	Al Rodriguez

Carlos Pacho

Securities and Exchange Commission

Carlos Aguirre Gómez

Alfredo Azpeitia

Javier Aranda

Rodolfo Nava Caballero

Grupo Radio Centro, S.A. de C.V.

Bernardo Soto Peñafiel

BDO Hernández, Marrón y Cia., S.C.

Carlos Ancira

BDO Seidman, LLP

Leslie N. Silverman

Marianne C Fiorelli

Sandra Galvis

Gerald P. Neugebauer III

Cleary Gottlieb Steen & Hamilton LLP

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